UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES Q1 2009 OPERATIONAL RESULTS

Moscow, Russia – April 27, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, today announces Q1 2009 operational results.

Vladimir Polin, senior vice-president of Mechel OAO, commented on the first quarter 2009 operational results: “Negative trends caused by global economic crisis have affected Mechel’s operational results in Q1 2009. Unfavorable market conditions and, first of all, a drop in demand in construction and machinery industries caused reduction of output in our steel division and in all the other segments following our production chain.
At our coal mining operations we changed mining plans in favor of increased production of steam coal as demand for this product was stable. This allowed us to more than double the output of steam coal concentrate.
In our steel segment, pig iron production was reduced due to the overhaul of the blast furnace No. 4 for capital repair in Q4 2008. The furnace was commissioned in the beginning of April, 2009 and we expect the output to rich previous levels.
We continue implementing our strategy of increasing the output of high-margin downstream products, that is why we reduced the share of low-marginable products
(billets) in our product portfolio. Overall reduction of steel and rolled products output is in line with market trends.
In our ferroalloys segment there was a decline in demand and, consequently, in output of nickel. At the same time, Bratsk Ferroalloys Plant and Tikhvin
Ferroalloy Smelting Plant operations fully matched the load of previous periods.
At the same time in the first quarter of 2009 we increased production of ferrocilicon.
Our sales company, Mechel Service, continued active work with steel products end customers in different regions of Russia and abroad. Its efforts allowed us to secure a minimum decrease in our steelmaking capacities load and to retain our market position notwithstanding gross reduction in output throughout steel industry and overall economy downturn.
We continue monitoring our markets and will make prompt responses to changes in demand ensuring stable operations of the company in current economic environment.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 27, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

EXHIBIT INDEX

Exhibit No.	Description

1	Mechel 1Q 2009 operational results